

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 11, 2007

<u>Via Facsimile</u>

Gary C. Kelly
Chief Executive Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

      RE: Southwest Airlines Co.
              Form 10-K: For the Year Ended December 31, 2006
              File Number: 001-07259

Dear Mr. Kelly:

      We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

                    Sincerely,

                    Michael Fay
                    Accounting Branch Chief

cc: Laura H. Wright, Senior Vice President and Chief Financial Officer